                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549



                                 SCHEDULE 13D

                  UNDER THE SECURITIES EXCHANGE ACT OF 1934
                             (AMENDMENT NO.    )*

                           HARMONIC LIGHTWAVES, INC.
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                               (Name of Issuer)

                     COMMON STOCK $0.01 PAR VALUE PER SHARE
--------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                   413160102
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                                (CUSIP Number)

                 ROBIN N. DICKSON C/O HARMONIC LIGHTWAVES, INC.
                      549 BALTIC WAY, SUNNYVALE, CA 94089
--------------------------------------------------------------------------------
                (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)

                                JANUARY 5, 1998
--------------------------------------------------------------------------------
           (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

         NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                SCHEDULE 13D

CUSIP No. 413160102                            Page     2    of           Pages
         ---------------------                       --------    --------

  (1)     Names of Reporting Person
          S.S. or I.R.S. Identification No. of Above Person

             N.M. NEW MEDIA ENTERTAINMENT LTD.
          ---------------------------------------------------------------------

  (2)     Check the Appropriate Box if a Member of a Group          (a)   [   ]
            (See Instructions)                                      (b)   [   ]

          ---------------------------------------------------------------------

  (3)     SEC Use Only

          ---------------------------------------------------------------------

  (4)     SOURCE OF FUNDS (See Instructions)

             00
          ---------------------------------------------------------------------

  (5)     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
          IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                      [   ]

          ---------------------------------------------------------------------

  (6)     Citizenship or Place of Organization

             STATE OF ISRAEL
          ---------------------------------------------------------------------

                       (7)     Sole Voting Power
  Number of                       640,369
   Shares              --------------------------------------------------------
 Beneficially          (8)     Shared Voting Power
  Owned by                        0
    Each               --------------------------------------------------------
  Reporting            (9)     Sole Dispositive Power
 Person With                      640,369
                       --------------------------------------------------------
                       (10)    Shared Dispositive Power
                                  0
                       --------------------------------------------------------

 (11)     Aggregate Amount Beneficially Owned by Each Reporting Person

             640,369
          ---------------------------------------------------------------------

 (12)     Check Box if Aggregate Amount in Row (11) Excludes Certain
          Shares (See Instructions)                                       [   ]

          ---------------------------------------------------------------------

 (13)     Percent of Class Represented by Amount in Row (11)

             5.59%
          ---------------------------------------------------------------------

 (14)     Type of Reporting Person (See Instructions)

             CO
          ---------------------------------------------------------------------

                                SCHEDULE 13D

CUSIP No.  413160102                           Page     3    of           Pages
         ---------------------                       --------    --------

  (1)     Names of Reporting Person
          S.S. or I.R.S. Identification No. of Above Person

             EFFI ATAD
          ---------------------------------------------------------------------

  (2)     Check the Appropriate Box if a Member of a Group          (a)   [   ]
            (See Instructions)                                      (b)   [   ]

          ---------------------------------------------------------------------

  (3)     SEC Use Only

          ---------------------------------------------------------------------

  (4)     SOURCE OF FUNDS (See Instructions)

              00
          ---------------------------------------------------------------------

  (5)     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS                    [   ]
          IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

          ---------------------------------------------------------------------

  (6)     Citizenship or Place of Organization

              STATE OF ISRAEL
          ---------------------------------------------------------------------

                       (7)     Sole Voting Power
  Number of                       646,641
   Shares              --------------------------------------------------------
 Beneficially          (8)     Shared Voting Power
  Owned by                        0
    Each               --------------------------------------------------------
  Reporting            (9)     Sole Dispositive Power
 Person With                      646,641
                       --------------------------------------------------------
                       (10)    Shared Dispositive Power
                                  0
                       --------------------------------------------------------

 (11)     Aggregate Amount Beneficially Owned by Each Reporting Person

             646,641
          ---------------------------------------------------------------------

 (12)     Check Box if Aggregate Amount in Row (11) Excludes Certain
          Shares (See Instructions)                                       [  ]

          ---------------------------------------------------------------------

 (13)     Percent of Class Represented by Amount in Row (11)

             5.65%
          ---------------------------------------------------------------------

 (14)     Type of Reporting Person (See Instructions)

             IN
          ---------------------------------------------------------------------

ITEM 1.  SECURITY AND ISSUER.

        This Schedule 13D relates to Common Stock, par value $0.01 per share (the "Common Stock"), of Harmonic Lightwaves, Inc., a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 549 Baltic Way, Sunnyvale, California, 94089.


ITEM 2.  IDENTITY AND BACKGROUND.

        This Schedule 13D is filed by N.M. New Media Entertainment Ltd., a corporation organized under the laws of Israel ("NME"), and Effi Atad, a citizen of the State of Israel.

        To the best knowledge of NME, neither NME nor any of its directors or executive officers has during the last five years been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). Further, to the best knowledge of NME, neither NME nor any of its directors or executive officers was, during the last five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

        Set forth below is the following information for each of (1) NME, (2) Effi Atad and (3) Hubert Hacmun as follows: (a) name; (b) address of principal offices (if entity) or residence or business address (if individual); (c) principal business (if entity) or principal occupation and name, business and address of employer (if individual); (d) information concerning criminal convictions during the last five years; (e) information concerning civil or administrative proceedings during the past five years with respect to any state or federal securities laws, and (f) state of organization or citizenship.

1.      N.M. NEW MEDIA ENTERTAINMENT LTD.

a)      N.M. New Media Entertainment Ltd.
b)      10 Beit Shamai St., Tel Aviv, 67018, Israel
c)      Holding Company
d)      No convictions in criminal proceedings
e)      No civil or administrative proceedings
f)      State of Israel

2.      EFFI ATAD

a)      Effi Atad
b)      c/o N.M. New Media Communication Ltd.
c) President, N.M. New Media Communication Ltd.; President and Director, N.M. New Media Entertainment Ltd.
d)      No convictions in criminal proceedings
e)      No civil or administrative proceedings
f)      State of Israel

3.      HUBERT HACMUN

a)      Hubert Hacmun
b)      c/o Clinic Junot
c)      Practicing Surgeon; Director, N.M. New Media Entertainment Ltd.
d)      No convictions in criminal proceedings
e)      No civil or administrative proceedings
f)      France

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

        On January 5, 1998, pursuant to a Stock Purchase Agreement dated September 16, 1997, as amended (the "Agreement"), N.M. New Media Communication Ltd., a corporation organized under the laws of Israel ("NMC"), merged (the "Merger") with and into the Issuer. In accordance with the Agreement, at the effective time of the Merger all outstanding Ordinary Shares of NMC were converted into shares of Common Stock of Harmonic Lightwaves, Inc. As a result of the Merger, Ordinary Shares of NMC held by NME were converted into an aggregate of 640,369 shares of Common Stock of the Issuer and Effi Atad's options to purchase Ordinary Shares of NMC were converted into options to purchase Common Stock of the Issuer, of which 6,272 shares are exercisable within 60 days of January 15, 1998 (collectively, the "Shares"). Pursuant to Rule 14d-3 promulgated under the Securities Exchange Act of 1934, Effi Atad is deemed to be the beneficial owner of all shares of Common Stock of the Issuer held by NME.

ITEM 4.  PURPOSE OF TRANSACTION.

    Other than designating directors and executive officers of the Issuer, NME and Effi Atad have no present plans or proposals that would result in any extraordinary transaction involving Issuer of the nature described in Item 4 of
Schedule 13D.


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

   (a) As of the date of this Schedule 13D, NME and Effi Atad beneficially own 640,369 and 646,641 shares respectively of Issuer's Common Stock, or approximately 5.59% and 5.65% respectively of the issued and outstanding shares of Issuer's Common Stock. To the best knowledge of NME, no director or executive officer of NME, other than Effi Atad, is the beneficial owner of any shares of the Issuer's Common Stock.

   (b) NME has sole power to vote and dispose of the 640,369 shares of Issuer's Common Stock. Effi Atad has sole power to vote and dispose of the 646,641 shares of Issuer's Common Stock.

   (c) On January 5, 1998, Ordinary Shares of NMC held by NME were converted into an aggregate of 640,369 shares of Common Stock of Issuer and Effi Atad's options to purchase Ordinary Shares of NMC were converted into options to purchase Common Stock of the Issuer, of which 6,272 shares are exercisable within 60 days of January 15, 1998. Pursuant to Rule 14d-3 promulgated under the Securities Exchange Act of 1934, Effi Atad is deemed to be the beneficial owner of all shares of Common Stock of the Issuer held by NME. Except for the transaction described in this Item 5(c) which has prompted the filing of this
Schedule 13D, to the best knowledge of NME and Effi Atad, neither NME nor any of its directors or executive officers or Effi Atad has effected any transaction involving Issuer's Common Stock during the past 60 days.

   (d) To the best knowledge of NME and Effi Atad, no person other than NME has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, its respective Shares and no person other than Effi Atad has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, his respective Shares.

   (e)  Inapplicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Inapplicable.


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

Inapplicable.


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                                    SIGNATURE

   After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  January 15 , 1998

                                       N.M. NEW MEDIA ENTERTAINMENT LTD.
                                       A corporation organized under the laws
                                       of Israel


                                       By: /s/ Effi Atad
                                          -------------------------------------
                                          Name: Effi Atad
                                          Title:  President and Director



                                       EFFI ATAD


                                       By: /s/ Effi Atad
                                          -------------------------------------